U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2003.

Total number of pages: 62.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form  20-F  ☒    Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[(English Translation) Notice of Convocation of 99th Ordinary General Meeting of Shareholders of Nomura Holdings, Inc.]	4

2.	[(English Translation) Report for the Shareholders]	29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	June 4, 2003

These documents are the English translation of the “Notice of Convocation of 99th Ordinary General Meeting of Shareholders” of Nomura Holdings, Inc. (the “Company”) to be held on June 26, 2003 and the “Report for the Shareholders”.

Note:	These documents may contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. To the extent that statements in these documents do not relate strictly to historical or current facts, they may constitute forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Company’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to update any forward-looking statements after the date of these documents. Investors are advised to consult any further disclosures by the Company in its filings pursuant to the Securities Exchange Act of 1934 and its other filings. The risks, uncertainties and other factors referred to above include, without limitation: economic and market conditions; political events and investor sentiments; liquidity of secondary markets; level and volatility of interest rates; currency exchange rates; security valuations; competitive conditions and size; and the number and timing of transactions.

[English Translation]

June 4, 2003

To: Shareholders

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 99th Ordinary General Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting. Please kindly submit the enclosed proxy card to the reception at the meeting.

In the event that you are unable to attend the meeting, please review the reference documents below, indicate your approval or disapproval of the proposals on the agenda on the enclosed proxy card and, after affixing your seal impression thereon, return the card to the Company.

Description

1. Date and Time:	10:00 a.m. on Thursday, June 26, 2003

2. Place:	Nomura International Center (Takanawa Kenshu Center)
2-12-21 Takanawa, Minato-ku, Tokyo, JAPAN

3.    Agenda for the Meeting:

Matters to be Reported:	Report on the 99th Fiscal Year Business Report (April 1, 2002 to March 31, 2003), Balance Sheet (as of March 31, 2003) and Statement of Income.

Matters to be Resolved:

1.	Approval of the Proposed Appropriation of Retained Earnings for the 99th Fiscal Year.

2.	Amendments to the Articles of Incorporation (as described in the attached “Reference Material Regarding the Exercise of Voting Rights”).

3.	Issuance of Stock Acquisition Rights as Stock Options (as described in the attached “Reference Material Regarding the Exercise of Voting Rights”).

4.	Corporate Stock Repurchase (as described in the attached “Reference Material Regarding the Exercise of Voting Rights”).

5.	Election of Ten Directors.

Note:

Proceedings of the general meeting of shareholders can be seen on the following website on the same day and on the personal computers at all domestic branches of Nomura Securities Co., Ltd on the date of the meeting.

(Japanese version)    http://www.nomura.com/jp/

(English version)      http://www.nomura.com/

Reference Material Regarding the Exercise of Voting Rights

1.    Total Number of Voting Rights Owned by all the Shareholders:

1,927,826

2.    Agenda and the Referenced Matter:

Proposal No. 1:    Approval of the Proposed Appropriation of Retained Earnings for the 99th Fiscal Year

The proposed appropriation of retained earnings is as described in “Report for the Shareholders”(p.31).

The Company attaches great importance to business management that focuses on return on shareholders’ equity (ROE). The Company intends to maintain an average ROE of 10 to 15% on a consolidated basis (U.S. GAAP) over the medium- to long-term in order to increase shareholders’ equity. Accordingly, with respect to the distribution of dividends, the Company determines the dividend amount by taking into account the target level of ROE as well as the stability of the distribution of dividends while maintaining sufficient amount of shareholders’ equity in order to swiftly and securely capture the expanding opportunities for the Company’s business.

As for the dividend for this fiscal year, based on the above belief, the Company proposes ¥15.00 per share.

The reversal of reserve fund for specified fixed assets is in accordance with the Special Taxation Measures Law.

Proposal No.2:    Amendments to the Articles of Incorporation

1)    Reasons for the Amendment to the Articles of Incorporation

(i)	In accordance with the enforcement on April 1, 2003 of the “Law regarding Amendments to the Commercial Code, etc. (Law No. 44, 2002)”, the Company proposes to make necessary amendments to the Articles of Incorporation to apply the special provisions regarding the Committee System prescribed in Chapter 2, Section 4 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Law No. 22, 1974)” in order to increase transparency, create more flexible group operations and enhance the effectiveness of internal control systems.

(ii)	The Company proposes to establish provisions to release the liabilities of directors or executive officers to the Company to the extent permitted by laws or ordinances for the purpose of ensuring that directors or executive officers are able to fully perform their expected functions. Also, the Company proposes to establish a provision that will enable the Company to execute an agreement with outside directors limiting their liabilities to the Company to the extent permitted by laws or ordinances. The Company has obtained the unanimous consent by the Board of Statutory Auditors regarding the establishment of such new provisions.

(iii)	In accordance with the enforcement on April 1, 2003 of the “Law regarding Amendments to the Commercial Code, etc. (Law No. 44, 2002)”, the Company proposes to establish a provision regarding request for purchasing less-than-a-full-unit-shares for convenience of shareholders with less-than-a-full-unit-shares, add the services regarding registration of loss of share certificates to those of the transfer agent, establish a provision for the special resolutions of a general meeting of shareholder and make other necessary amendments to the Articles of Incorporation.

(iv)	The Company proposes to make necessary amendments to the Articles of Incorporation in order to introduce the interim dividend system.

(v)	The Company proposes to delete the provision regarding convertible bonds upon redemption of convertible bonds.

2)    Amendments

(amendments underlined)

Current	As Amended

CHAPTER I	CHAPTER I

GENERAL PROVISIONS	GENERAL PROVISIONS

Article 5. (Committee System)

<added>

The Company shall apply the special provisions regarding the committee system prescribed in Chapter 2, Section 4 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (Law No. 22, 1974)” (“Special Law”).

CHAPTER II	CHAPTER II

SHARES	SHARES

Article 5~Article 6 <omitted>	Article 6~Article 7 <omitted>

Article 8. (Request for Purchasing Less-Than-A-Full-Unit Shares)

<added>

Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) with less-than-a-full-unit shares may request the Company to the effect that the Company sells shares which will become a full unit of shares, together with the less-than-a-full-unit shares owned by the shareholder except the cases where the Company does not own the number of shares to be sold under such request.

Article 7. (Transfer Agent)	Article 9. (Transfer Agent)

1. <omitted>	1. <omitted>

2. <omitted>	2. <omitted>

3. The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) shall be kept at the handling place of business of the transfer agent and the registration of transfer of title to shares, purchase of less-than-a-full-unit shares by the Company and other business relating to shares shall be handled by the transfer agent and not by the Company.

3. The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept at the handling place of business of the transfer agent and the registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of loss of share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and other business relating to shares shall be handled by the transfer agent and not by the Company.

Current	As Amended

Article 8. (Share Handling Regulations)	Article 10. (Share Handling Regulations)

The denominations of share certificates, registration of transfer of title to shares, purchase of less-than-a-full-unit shares by the Company and any other handling business relating to shares of the Company shall, except as provided in these “ARTICLES OF INCORPORATION”, be governed by the “Share Handling Regulations” to be established by the board of directors.

The denominations of share certificates, registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of loss of share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and any other handling business relating to shares of the Company shall, except as provided in these “ARTICLES OF INCORPORATION”, be governed by the “Share Handling Regulations” to be established by the board of directors or executive officers under authorities delegated by resolutions of the board of directors.

Article 9. (Record Date)	Article 11. (Record Date)

l. The Company shall deem the shareholders of the Company (including the beneficial owners of shares of the Company; the same applies hereinafter) whose names appear (or are recorded by an electronic method; the same applies hereinafter) as such on the register of shareholders at the closing thereof on March 31 of each year shareholders of the Company entitled to exercise their rights at an ordinary general meeting of shareholders for the fiscal year.

l. The Company shall deem the shareholders of the Company whose names appear (or are recorded by an electronic method; the same applies hereinafter) as such on the register of shareholders at the closing thereof on March 31 of each year shareholders of the Company entitled to exercise their rights at an ordinary general meeting of shareholders for the fiscal year.

2. <omitted>	2. <omitted>

CHAPTER III	CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS	GENERAL MEETINGS OF SHAREHOLDERS

Article 10. (Convocation)	Article 12. (Convocation)

1. <omitted>	1. <omitted>

2. A general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be convened by the president-director & chief executive officer in accordance with a resolution of the board of directors; provided, however, that when the president-director & chief executive officer is unable so to act, one of the other representative directors shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

2. A general meeting of shareholders shall, unless otherwise provided by laws or ordinances, be convened by President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when President & Chief Executive Officer is unable so to act, one of the other representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 11. <omitted>	Article 13. <omitted>

Current	As Amended

Article 12. (Chairman of Meetings)	Article 14. (Chairman of Meetings)

The president-director & chief executive officer shall act as chairman of a general meeting of shareholders; provided, however, that when the president-director & chief executive officer is unable so to act, one of the other representative directors shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

President & Chief Executive Officer shall act as chairman of a general meeting of shareholders; provided, however, that when President & Chief Executive Officer is unable so to act, one of the other representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

Article 13. (Resolutions)	Article 15. (Resolutions)

<omitted>	1. <omitted>

<paragraph 2 added>

2. Any resolution under Article 343, paragraph 1 of the Commercial Code shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

Article 14. (Minutes of Meeting)	Article 16. (Minutes of Meeting)

The substance of proceedings of a general meeting of shareholders and results thereof shall be recorded in minutes of the meeting, and the chairman and directors present shall affix their names and seals thereto (including their electronic signatures; the same applies hereinafter).

The substance of proceedings of a general meeting of shareholders and results thereof shall be recorded in minutes of the meeting, and the chairman, directors and executive officers present shall affix their names and seals thereto (including their electronic signatures; the same applies hereinafter).

CHAPTER IV	CHAPTER IV

DIRECTORS AND THE BOARD OF DIRECTORS	DIRECTORS AND THE BOARD OF DIRECTORS

Article 15. (Number of Directors and Election)	Article 17. (Number of Directors and Election)

1. The Company shall have not more than forty-five (45) directors, who shall be elected at a general meeting of shareholders. 2. <omitted> 3. <omitted> <paragraph 4 added>

1. The Company shall have not more than twenty (20) directors, who shall be elected at a general meeting of shareholders.

2. <omitted>

3. <omitted>

4. One (1) Chairman of the Board of Directors shall be elected from among the directors.

Current	As Amended

Article 16. (Term of Office)	Article 18. (Term of Office)

The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within two (2) years after their assumption of office. However, the term of office of any director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

The term of office of directors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office. However, the term of office of any director elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

Article 17. (Representative Directors and Directors with Special Titles)

1. The Company shall, by a resolution of the board of directors, appoint representative directors.

2. The Company may, by mutual election among the directors, appoint one (1) chairman-director, one (1) vice-chairman-director, one (1) president-director & chief executive officer, one (1) or more executive vice-president-directors, executive managing directors and managing directors.

3. The Company may, by mutual election among the directors, appoint one or more director-counselors.

<deleted>

Article 18. (Convocation)	Article 19. (Convocation)

1. A meeting of the board of directors shall, unless otherwise provided by laws or ordinances, be convened by the president-director & chief executive officer. However, when the president-director & chief executive officer is unable so to act, one of the other representative directors shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.

1. A meeting of the board of directors shall, unless otherwise provided by laws or ordinances, be convened by the director designated by the board of directors.

2. A notice of convocation referred to in the preceding paragraph shall be given to each director and each statutory auditor at least two (2) days prior to the date set for the meeting.	2. A notice of convocation referred to in the preceding paragraph shall be given to each director at least two (2) days prior to the date set for the meeting.

Article 19. (Chairman of Meetings)	Article 20. (Chairman of Meetings)

The president-director & chief executive officer shall act as chairman of a meeting of the board of directors. However, when the president-director & chief executive officer is unable so to act, one of the other representative directors shall act as chairman in accordance with the order of priority predetermined by a resolution of the board of directors.

The director designated by the board of directors shall act as chairman of a meeting of the board of directors.

Current	As Amended
Article 20. <omitted>	Article 21. <omitted>

Article 21. (Minutes of Meetings)	Article 22. (Minutes of Meetings)

The substance of proceedings of a meeting of the board of directors and the results thereof shall be recorded in minutes of the meeting, and the directors and statutory auditors present shall affix their names and seals thereto.

The substance of proceedings of a meeting of the board of directors and the results thereof shall be recorded in minutes of the meeting, and the directors present shall affix their names and seals thereto.

Article 22. (Remuneration)

The remuneration and retirement allowances for directors shall be determined by a resolution of a general meeting of shareholders.	<deleted>

Article 23. (Limitation of Liabilities of Directors)

<added>

1. The Company may release the liabilities of directors (including former directors) for the acts prescribed in Article 21-17, paragraph 1 of the Special Law to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, paragraph 12 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 4 of the Special Law.

2. The Company may execute with outside directors (meaning “outside directors” defined in Article 188, paragraph 2, item 7-2 of the Commercial Code) an agreement that will limit their liabilities for damages due to the acts prescribed in Article 21-17, paragraph 1 of the Special Law pursuant to the provision of Article 266, paragraph 19 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 5 of the Special Law. However, the maximum amount of damages under the agreement shall be the higher of either the amount previously determined which shall not be less than 20 million yen or the amount provided by laws or ordinances.

CHAPTER V

NOMINATION COMMITTEE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE

Article 24. (Maintenance of Committees)

<added>	1. The Company shall maintain a Nomination Committee, an Audit Committee and a Compensation Committee.

2. The board of directors shall determine the directors to constitute each of the committees.

Current	As Amended
3. The board of directors shall determine the chairman of each of the committees.

Article 25. (Authorities of Committees)

<added>	1. The Nomination Committee shall have authorities to determine particulars of a proposal concerning the election and dismissal of directors to be submitted to a general meeting of shareholders.

2. In addition to the followings, the Audit Committee shall have authorities to do matters prescribed in laws or ordinances.

(1)  Auditof execution of functions by the directors and the executive officers

(2)  Determinationof the particulars of proposals concerning the election and dismissal of the independent auditor and the non-reelection of the independent auditor to be submitted to a general meeting of shareholders

3. The Compensation Committee shall have authorities to determine the policy with respect to the determination of the particulars of the compensation for each director and executive officer, and the particulars of the compensation for each director and executive officer.

Article 26. (Minutes of Meetings)

<added>

The substance of proceedings of a meeting of each of the committees and results thereof shall be recorded in minutes of the meeting, and the directors present shall affix their names and seals thereto.

Article 27. (Matters concerning Committees)

<added>	Necessary matters concerning each of the committees shall, in addition as provided by laws or ordinances or by these “ARTICLES OF INCORPORATION”, be determined by the board of directors.

CHAPTER V

STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 23. (Number of Statutory Auditors and Election)

1. The Company shall have not more than six (6) statutory auditors, who shall be elected at a general meeting of shareholders.	<deleted>

Current	As Amended

2. The resolution for the election referred to in the preceding paragraph shall require the presence of shareholders holding not less than one-third (1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company.

Article 24. (Term of Office)

The term of office of statutory auditors shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within three (3) years after their assumption of office. However, the term of office of any statutory auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.

<deleted>

Article 25. (Full-time Statutory Auditors)

Full-time statutory auditors shall be appointed by mutual election among statutory auditors.	<deleted>

Article 26. (Convocation)

1. A meeting of the board of statutory auditors shall be convened by each statutory auditor.	<deleted>

2. A notice of convocation referred to in the preceding paragraph shall be given to each statutory auditor at least two (2) days prior to the date set for the meeting.

Article 27. (Resolutions)

Resolutions of the board of statutory auditors shall, unless otherwise provided by laws or ordinances, be adopted by an affirmative vote of a majority of the statutory auditors.	<deleted>

Article 28. (Minutes of Meetings)

The substance of proceedings of a meeting of the board of statutory auditors and the results thereof shall be recorded in minutes of the meeting, and the statutory auditors present shall affix their names and seals thereto.

<deleted>

Article 29. (Remuneration)

The remuneration and retirement allowances for statutory auditors shall be determined by a resolution of a general meeting of shareholders.	<deleted>

Current	As Amended
CHAPTER VI

EXECUTIVE OFFICERS

Article 28. (Executive Officers and Execution of Business)

<added>	1. The Company shall have not more than forty-five (45) executive officers, who shall be elected by the board of directors.

2. The executive officers shall have authorities to determine the matters delegated by resolutions of the board of directors and execute the business of the Company.

Article 29. (Term of Office)

<added>

The term of office of executive officers shall expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one (1) year after their assumption of office.

Article 30. (Representative Executive Officers and Executive Officers with Special Titles)

<added>	1. The Company shall, by a resolution of the board of directors, appoint representative executive officers.

2. The Company may, by a resolution of the board of directors, appoint one (1) President & Chief Executive Officer, one (1) or more Deputy Presidents, Executive Vice Presidents and Executive Managing Directors.

Article 31. (Limitation of Liabilities of Executive Officers)

<added>

The Company may release the liabilities of executive officers (including former executive officers) for the acts prescribed in Article 21-17, paragraph 1 of the Special Law to the extent permitted by laws or ordinances by resolutions of the board of directors pursuant to the provision of Article 266, paragraph 12 of the Commercial Code applied mutatis mutandis in Article 21-17, paragraph 6 of the Special Law.

Article 32. (Matters concerning Executive Officers)

<added>	Necessary matters concerning executive officers shall, in addition as provided by laws or ordinances or by these “ARTICLES OF INCORPORATION”, be determined by the board of directors.

Current	As Amended

CHAPTER VI	CHAPTER VII

ACCOUNTS	ACCOUNTS

Article 30. <omitted>

Article 31. (Dividends)

1. <omitted>

2. The first dividends on shares issued upon conversion of any convertible bonds or debentures shall be paid as if the conversion had taken place at the beginning of the fiscal year during which the application for conversion was made.

Article 33. <omitted> Article 34. (Dividends and Interim Dividends) 1. <omitted> <deleted>

<added>

2. The Company may, by a resolution of the board of directors, pay interim dividends to the shareholders or registered pledgees whose names appear as such on the register of shareholders of the Company at the closing thereof on September 30 of each year.

3. The Company shall be relieved from the obligation of paying dividends to shareholders if such dividends remain unreceived for three (3) years after the date of the commencement of payment thereof.

3. The Company shall be relieved from the obligation of paying dividends and interim dividends to shareholders if such dividends remain unreceived for three (3) years after the date of the commencement of payment thereof.

Proposal No.3:    Issuance of Stock Acquisition Rights as Stock Options

1)    Reason for Issuing Stock Acquisition Rights on Terms Especially Favorable to Persons Other than Shareholders

The Company is planning to issue without consideration the following two types of stock acquisition rights as stock options for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and its subsidiaries to improve their performances and of acquiring talented human resources.

The first is the stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be determined based on the market price (“Stock Option A Plan”).

The second is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payment for compensation through granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, the Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting out the period during which the stock acquisition rights cannot be exercised (“non-exercise period”). Accordingly, the Stock Option B Plan will have the same economical effect as the Company granting stocks with restriction of transfer. In principle, the non-exercise period will be not shorter than two (2) years.

2)    Summary of the Issuance of Stock Acquisition Rights under Stock Option A Plan

(1) Type / Number of Shares Under Stock Acquisition Rights

Up to 2,500,000 shares of common stock of the Company.

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares Before Adjustment	X	Ratio of Split or Consolidation

In the event that new shares are issued or the shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares Before Adjustment	X	Exercise Price Before Adjustment
Adjusted Exercise Price

Please refer to (4) for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

(2) Total Number of Stock Acquisition Rights to be Issued:

Up to 2,500 stock acquisition rights (the number of shares per stock acquisition right shall be 1,000 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3) Issue Price of Stock Acquisition Rights:

To be issued without receipt of consideration.

(4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	1
Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

				Number of Outstanding + Shares	Number of Newly Issued Shares	X	Paid-in Amount per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	X		Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) Exercise Period of Stock Acquisition Rights:

The board of directors or an executive officer designated by a resolution of the board of directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

(6) Conditions for Exercise of Stock Acquisition Rights:

(i)	Stock acquisition rights may not be exercised partly.

(ii)	Other conditions for the exercise of the rights shall be determined by the board of directors or an executive officer designated by a resolution made by the board of directors.

(7) Events and Conditions for Cancellation of Stock Acquisition Rights:

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

(8) Restriction of Transfer of Stock Acquisition Rights:

Approval of the board of directors shall be required for transfer of the stock acquisition rights.

3)    Summary of the Issuance of Stock Acquisition Rights under Stock Option B Plan

(1) ~ (3) See Stock Option A Plan

(4) The Amount to Be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen per share.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	X	1
Ratio of Split or Consolidation

In the event that new shares are issued or shares are disposed of at a price below the market price (excluding the exercise of stock acquisition rights and the exercise of stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

				Number of Outstanding + Shares	Number of Newly Issued Shares	X	Paid-in Amount per Share
Adjusted Exercise Price	=	Exercise Price Before Adjustment	X		Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5) ~ (8) See Stock Option A Plan

Proposal No.4:    Corporate Stock Repurchase

For the purpose of enabling the management of the Company to carry out flexible financial strategies in response to changes in the business environment, pursuant to Article 210 of the Commercial Code, the Company makes a proposal of a stock repurchase program based on which the Company will be authorized to repurchase its common stock up to 100,000,000 shares or ¥150 billion during the period between the closing of this ordinary general meeting of shareholders and the closing of the next ordinary general meeting of shareholders to be held in 2004.

Proposal No.5:    Election of Ten Directors

As former directors have finished or retired from their term of office, the Company proposes the election of ten directors. Upon approval of this proposal, the number of directors will be 11 including ten nominees and director Junichi Ujiie.

The Nominees are as follows:

Name (Date of Birth)	Brief History and Representatives for Other Companies		Shareholdings of the Company
1. Nobuyuki Koga (Aug. 22, 1950)	Jun. 1995 Apr. 1999 Jun. 2000 Apr. 2003	Director Managing Director Executive Vice President President & CEO	15,053
	(Representatives for other companies) President & CEO, Nomura Securities Co., Ltd.
2. Hiroshi Toda (Sep. 12, 1951)	Jun. 1997 Jun. 2000 Oct. 2001 Apr. 2003	Director Executive Managing Director Director Executive Vice President	18,000
	(Representatives for other companies) Executive Vice President, Nomura Securities Co., Ltd.
3. Kazutoshi Inano (Sep. 4, 1953)	Jun. 1997 Jun. 2000 Oct. 2001 Apr. 2003	Director Executive Managing Director Director Executive Vice President	26,000
	(Representatives for other companies) President, Nomura Asset Management Co., Ltd.

4. Takashi Fujita (Jul. 30, 1948)	Jun. 1996 Jun. 2000 Jun. 2001 Sep. 2001 Oct. 2001 Apr. 2003	Director Managing Director Statutory Auditor Retired from Office Statutory Auditor, Nomura Securities Co., Ltd. Advisor of the Company	7,000
5. Shozo Kumano (Jul. 28, 1947)	Jun. 1994 May 1997 Jun. 1997 Jun. 2000 Jun. 2000 Jun. 2002 Jun. 2002 Apr. 2003	Director Advisor Statutory Auditor Retired from Office Statutory Auditor, Nomura Real Estate Development Co., Ltd. Retired from Office of Nomura Real Estate Development Co., Ltd. Statutory Auditor, Nomura Asset Management Co., Ltd. Advisor of the Company	7,031
6. Masaharu Shibata (Feb. 21, 1937)	Jun. 1994 Oct. 2001 Jun. 2002	President & CEO, NGK Insulators, Ltd. Director of the Company Chairman & CEO, NGK Insulators, Ltd.	5,000
	(Representatives for other companies) Chairman & CEO, NGK Insulators, Ltd.
7. Hideaki Kubori (Aug. 29, 1944)	Apr. 1998 Apr. 2001 Oct. 2001 Mar. 2002	Chairman, Hibiya Park Law Office President, Daini Tokyo Bar Association Director of the Company Retired from Office of Daini Tokyo Bar Association	0
8. Haruo Tsuji (Dec. 6, 1932)	Jun. 1998 Jun. 2001	Corporate Advisor, Sharp Corporation Statutory Auditor of the Company	4,000
9. Fumihide Nomura (Apr. 13, 1934)	Dec. 1976 Dec. 1979 Dec. 1982	Director Managing Director Statutory Auditor	188,826
	(Representatives for other companies) President, Nomura Shokusan Co., Ltd.
10. Koji Tajika (Jan. 7, 1936)	Jun. 1997 May 1999 Jun. 1999 May 2000 Jun. 2000 Jun. 2001 Apr. 2002 May 2002 Jun. 2002	Chairman & CEO of Tohmatsu & Co. Retired from Chairman & CEO of Tohmatsu & Co. Chairman of Deloitte Touche Tohmatsu Retired from Chairman of Deloitte Touche Tohmatsu Trustee of International Accounting Standards Committee Foundation Advisor of Tohmatsu & Co. Professor of Chuo Graduate School of Accounting Retired from Advisor of Tohmatsu & Co. Director of Murata Manufacturing Co., Ltd.	0

Note 1:    The Nominees, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Koji Tajika satisfy the requirements for an outside director prescribed in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Note 2:    There are no conflicts of interests between the Company and the above-mentioned nominees.

Note 3:    Director Junichi Ujiie was elected at the 98th Ordinary General Meeting of Shareholders (June 26, 2002) and the current term continues by the closing of the Ordinary General Meeting of Shareholders for the fiscal year ended March 2004.

(End)

(Note)    Explanation of the Committee System

Under the Committee System, a company shall maintain three committees, a nomination committee, an audit committee and a compensation committee, in each of which a majority shall be outside directors, and also have executive officers to execute business activities. (The company shall establish an audit committee and so the board of statutory auditors shall be abolished under the Committee System.) Directors shall supervise management through performing their functions including those of three committees and executive officers shall execute business activities under many of the authorities delegated by the board of directors. In addition to the separation between business execution and management oversight, three committees shall have powers concerning determination of board candidates, audits and determination of compensation of directors and executive officers and, as a result, management oversight by directors will be strengthened.

The adoption of the Committee System has two merits; (1) quicker management decisions by executive officers and (2) stronger governance through activities of the three committees.

Due to the above merits, the Company will adopt the Committee System with the following three purposes.

(1) To Increase Management Transparency

The Company and its domestic and overseas subsidiaries (the “Nomura Group”) adopted a holding company structure on October 1, 2001 and have taken a series of measures to ensure transparency of management practices. The current management structure of the Company comprises ten directors including two outside directors and four statutory auditors including two outside statutory auditors. They have a number of management supervisory functions. In addition, the Company established an Executive Compensation Committee to discuss compensation for the directors of the Nomura Group. The Committee members are one representative director and two outside directors. Furthermore, the Company was listed on the New York Stock Exchange in December 2001 with enhanced information disclosure.

The adoption of the Committee System conforms to the management reorganization set out above. Under the new corporate governance structure, the Company will establish three committees: a Nomination Committee, an Audit Committee and a Compensation Committee, each of which will have a majority of outside directors, aimed at strengthening management oversight and further improving transparency.

(2) To Create More Flexible Group Operations

The Nomura Group pursues integrated business operations under a unified strategy. Under the Committee System, management oversight functions will be separated from business operation functions and many of the powers to execute business activities will be delegated to executive officers. As a result of the new structure, the Company will be able to make quicker management decisions on a consolidated basis.

In addition, the Company’s directors will serve as outside directors of many of the subsidiaries to ensure strong and effective oversight of the management of the subsidiaries.

(3) To Enhance the Effectiveness of Internal Control Systems

Following the adoption of the Committee System, the Company will establish more effective internal control systems by reorganizing audit functions of the statutory auditors and internal audit functions. In addition to audits through internal control system provided by the Audit Committee, directors well informed of the business and organization of the Company will supervise or inspect the execution of the business in order to supplement audit functions by the Audit Committee.

With the approval at the General Meeting of Shareholders, following the adoption of the Committee System, the directors of the Company and the nominees of members of the Nomination Committee, the Audit Committee and the Compensation Committee and the nominees of executive officers will be follows. In accordance with the adoption of the Committee System, all of the statutory auditors shall retire from office.

(1) Directors (11 members)

Chairman	Junichi Ujiie
Director	Nobuyuki Koga
Director	Hiroshi Toda
Director	Kazutoshi Inano
Director	Takashi Fujita
Director	Shozo Kumano
Director	Masaharu Shibata (*)
Director	Hideaki Kubori (*)
Director	Haruo Tsuji (*)
Director	Fumihide Nomura
Director	Koji Tajika (*)

*outside director

(2) Nomination Committee / Audit Committee / Compensation Committee (Each 3 menbers)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata (*)
Hideaki Kubori (*)

Audit Committee	Chairman	Haruo Tsuji (*)
Fumihide Nomura
Koji Tajika (*)

Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata (*)
Hideaki Kubori (*)

*outside director

The proposals for members of the Committees will be submitted to the board of directors meeting to be held after the closing of the General Meeting of Shareholders.

(3) Member of the Board of Executive Officers (27 members)

	Name	Current Positions
Senior Managing Director	Junichi Ujiie	Chairman

President & CEO (Representative Executive Officer)	Nobuyuki Koga	President & CEO President & CEO of Nomura Securities Co., Ltd. (NSC)

Deputy President & COO (Representative Executive Officer)	Hiroshi Toda	Executive Vice President & COO Executive Vice President of NSC

Deputy President & Co-COO (Representative Executive Officer)	Kazutoshi Inano	Executive Vice President & Co-COO and Head of Asset Management President of Nomura Asset Management Co., Ltd. (NAM)

Senior Managing Director	Takashi Tsutsui	Director Executive Managing Director of NSC

Senior Managing Director	Takashi Yanagiya	Director and Head of Domestic Retail Executive Managing Director of NSC

Senior Managing Director	Kenichi Watanabe	Director and Head of Global Risk Management/Treasury/Controller/IR/ IT & Operations Executive Managing Director of NSC

Senior Managing Director	Takumi Shibata	Head of Global Wholesale Executive Managing Director of NSC

Senior Managing Director	Hiromi Yamaji	Regional Management of Europe Region Managing Director of NSC President of Nomura Europe Holdings plc

Senior Managing Director	Manabu Matsumoto	Managing Director of NSC

Senior Managing Director	Yoshifumi Kawabata	Head of Global Merchant Banking Managing Director of NSC President of Nomura Principal Finance Co., Ltd. President of Nomura Babcock & Brown Co., Ltd.

Senior Managing Director	Shogo Sakaguchi	Managing Director of NSC

Senior Managing Director	Masanori Itatani	Director and Head of Global Corporate Communications Managing Director of NSC President of Nomura Satellite Communications Co., Ltd.

Senior Managing Director	Yoshimitsu Oura	Managing Director of NSC

Senior Managing Director	Yusuke Yamada	Managing Director of NSC

Senior Managing Director	Hitoshi Tada	Managing Director of NSC

Senior Managing Director	Kenichi Fukuhara	Head of Global Research Director of NSC President of Nomura Research & Advisory Co., Ltd. President of Nomura Human Capital Solutions Co., Ltd.

Senior Managing Director	Yasuo Agemura	Head of Global Fixed Income Director of NSC

Senior Managing Director	Hideyuki Takahashi	Regional Management of Americas Region Director of NSC President & CEO of Nomura Holding America Inc.

Senior Managing Director	Hiroshi Tanaka	Head of Global Equity Director of NSC

Senior Managing Director	Noriyuki Ushiyama	Head of Global Investment Banking Director of NSC

Senior Managing Director	Noriyasu Yoshizawa	Regional Management of Asia & Oceania Region Director of NSC President of Nomura Asia Holding N.V.

Senior Managing Director	Yasuo Yoshihara	Director of NSC

Senior Managing Director	Akira Maruyama	Director of NSC

Senior Managing Director	Kamezo Nakai	Director & Principal Executive Officer of NAM

Senior Managing Director	Akio Nakaniwa	Director & Principal Executive Officer of NAM

Senior Managing Director	Takahide Mizuno	Director & Principal Executive Officer of NAM

These current positions are as of June 4, 2003.

The proposals for Members of the Board of Executive Officers will be submitted to the board of directors meeting to be held after the closing of the General Meeting of Shareholders.

(End)

Letter to Shareholders:

My name is Nobuyuki Koga and I was installed as President and Chief Executive Officer on April 1, 2003.

I am pleased to report the consolidated results of operations for the fiscal year ended March 31, 2003.

We have faced a reasonably tough business environment this year brought about by serious deflation, prolonged non-performing loans problems as well as a strained global environment. Under accounting principles generally accepted in the United States of America (“U.S.GAAP”), Nomura Holdings, Inc.’s consolidated net revenue (after the deduction of interest expense) was 566.3 billion yen, consolidated income before income taxes was 47.4 billion yen, and consolidated net income was 119.9 billion yen. As such, Nomura’s return on equity (“ROE”) amounted to 7.4%. In view of our performance, we will be offering a per-share dividend of 15 yen.

Though the business climate remains harsh, from a governmental policy aspect, important movements towards Japanese economic revival can be seen, such as the announcement late last year of the policy program aimed at promoting concurrently both the disposal of non-performing loans and revitalization of industry. Furthermore, in the corporate sector, management reforms directed at increasing shareholder value have been gathering rapid momentum as evidenced by fundamental restructuring, progress in unwinding cross shareholdings and increased levels of share buybacks and M&A activities. In the household sector, though preference for risk-free assets has strengthened generally, it is becoming increasing clear that individual investors are beginning to shift their assets into higher risk products while ascertaining risk-return profiles. This is apparent from the significant increase of investment in foreign currency denominated bonds, for example.

Under such circumstances, we seek to achieve our goal, which is to establish our status firmly as a “globally competitive Japanese financial institution” while contributing to the revitalization of Japanese corporations and the nation’s economy by providing our customers with various solutions and investment opportunities through the capital markets.

As always, we look forward to the continuing support of shareholders.

Nobuyuki Koga

President and Chief Executive Officer

Nomura Holdings, Inc.

June 2003

[Attachments to Notice of Convocation of 99th Ordinary General Meeting of Shareholders]

Business Report for the Year Ended March 31, 2003 (April 1, 2002 – March 31, 2003)

I.    Business Activities of Holding Company

1.	Progress and Achievement of Business Activities

Business Purpose of Holding Company

The main business purpose of Nomura Holdings, Inc. (the “Company”) is to hold shares of domestic and overseas companies which engage in securities and its closely related businesses and manage their business activities. The Company and its subsidiaries in Japan and overseas such as Nomura Securities Co., Ltd. constitute the “Nomura Group” and pursue integrated business operations under the unified strategic focus of the Nomura Group.

Management Policy and Structure of Business Operations

The Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial institution”. In a Japanese securities market expected to grow rapidly, the Company will seek to realize its vision by strengthening a base in domestic securities businesses and by consolidating the Nomura Group’s comprehensive capabilities domestically and overseas.

As a management target to indicate increase of shareholders’ equity, the Company intends to maintain an average consolidated ROE of 10 to 15% over the medium- to long-term.

In executing the business strategy, the Company focuses on business lines, which are linked globally, rather than individual legal entities. Nomura Group’s business lines are comprised of Domestic Retail, Global Wholesale and Asset Management. Global Wholesale consists of four businesses: Fixed Income, Equity, Investment Banking and Merchant Banking.

The Nomura Group is establishing a competitive business base by enhancing the professional skills of each of these business lines, while strengthening linkages among these business lines and fully demonstrating the Nomura Group’s comprehensive capabilities.

Business Line:

Corporate Governance Structure

The Nomura Group adopted a holding company structure on October 1, 2001 and has taken a series of measures to enhance corporate governance and ensure transparency of management practices. The current Board of Directors of the Company has two outside directors of eleven directors and the Board of Statutory Auditors has two outside statutory auditors of four statutory auditors. They supervise management practices from multi-factored perspectives. Also, the Company set up the Audit Committee to promote fairness of behavior across the Nomura Group and enhance internal audit functioning. An outside director participates in the Audit Committee. In addition, the Company established an Executive Compensation Committee to discuss compensation for the directors of the Nomura Group. The members of the committee are composed of one representative director and two outside directors. Furthermore, the Company was listed on the New York Stock Exchange in December 2001 with enhanced information disclosure.

Under the revised Commercial Code effective on April 1, 2003, the Company and its domestic subsidiaries will adopt the “Committee System” upon amendments to the Articles of Incorporation at the General Meeting of Shareholders to be held in June 2003. The adoption of the Committee System conforms to the management reorganization set out above. Through the adoption of the Committee System, the Company aims at strengthening management oversight, further improving transparency and more flexible group operations.

2.	Results of Operations

Major sources of the Company’s revenues as a holding company include revenue from property and equipment leasing, rent, royalties on the Company’s trademark and dividend income from subsidiaries, such as Nomura Securities Co., Ltd.

Operating revenue for the fiscal year ended March 2003 amounted to 102.6 billion yen. Out of this operating revenue, property and equipment revenue amounted to 60.9 billion yen, rent revenue amounted to 30.7 billion yen, and royalty on trademark amounted to 5.1 billion yen.

Operating expense for the fiscal year ended March 2003 was 92.5 billion yen.

As a result, operating income was 10.0 billion yen and ordinary income amounted to 10.7 billion yen after non-operating income and non-operating expenses.

16.4 billion yen in gains on sales of investment securities was recorded as special profits. Special losses totaled 44.7 billion yen, including 33.4 billion yen in losses on the devaluation of investment securities due to the decline in the stock market.

As a result of the foregoing, loss before income taxes amounted to 17.5 billion yen and net loss was 12.8 billion yen after income taxes.

3.	Asset, Liability and Capital

The Company, as a holding company, holds equity securities in and loans receivable from subsidiaries, tangible or intangible fixed assets relating to office accommodation and systems utilized by subsidiaries and investment securities and other assets.

Total assets at the end of March 2003 was 2,121.1 billion yen. Total liabilities was 779.0 billion yen and as a result total shareholders’ equity was 1,342.0 billion yen.

A stock repurchase program, in accordance with Article 210 of the Commercial Code of Japan, was approved at the annual general meeting of shareholders last year, and the company acquired its own stock of 21 million shares at a cost of 29.2 billion yen through the fiscal year ended March 2003.

4.	Capital Expenditures and Financing

Capital expenditures were made with a focus on investing in systems related to the securities businesses of Nomura Securities Co., Ltd. and the aim of business promotion support for each of our business lines. Specifically, investments were made to cope with the new share-transfer procedures of the Japan Securities Depositary Center, to improve certain functions of “Nomura Home Trade”, our on-line trading service, and to promote system enhancements for the trading system in the wholesale business area.

With respect to financing, by taking advantage of group management, the Company has tried to improve the efficiency of the group’s corporate finance structure, including overseas offices, and promote operational efficiencies in funding through integration of funding counterparties and withdrawal and its reallocation of surplus funds amongst the Nomura Group companies. Following this policy, the Company issued bonds twice totaling 120.0 billion yen during the fiscal year ended March 2003 and borrowed long-term funds amounting to 100.0 billion yen from financial institutions.

5.	Current Challenges

Japan’s economy and securities markets are faced with difficult circumstances. Under such circumstances, the Nomura Group is paying attention to the numerous requests from customers and the market and will focus its accumulated experience, know-how and expertise, both at home and abroad, on providing creative solutions to problems through the capital markets.

In regards to Domestic Retail, the Nomura Group will look to provide products and services focusing on the highest value and the unique needs of every customer and maintain the flexibility and capacity to quickly supply domestic and overseas products, so as to increase the assets entrusted to the Company by customers. In addition, the Nomura Group will continue its efforts to promote a greater awareness of importance of the capital markets and the value of the holding of securities financial products among individuals. The Nomura Group will promote a better understanding of the capital markets especially among students in colleges and universities by holding chairs of capital market lectures. The Nomura Group will also make contribution to local communities.

In Global Wholesale, the Nomura Group will strengthen participation in industry reorganization, such as M&A, corporate revitalization and finance business for asset mobilization, seen as fields having future growth potential. Accordingly, the Nomura Group will promote a globalization strategy through accommodating the various needs of customers.

Regarding Asset Management, the Nomura Group aims to improve investment performance by establishing a strong management structure that enables it to generate medium- to long-term value-added by concentrating management systems and strengthening research functions. Also, while expanding the marketing channels and diversifying the product base, the Nomura Group endeavors to increase assets under management and expand revenues.

By demonstrating and promoting the comprehensive capabilities of the Nomura Group, the Company seeks to actively contribute to revitalization of Japanese corporations and the economy while, at the same time, increasing its own corporate value.

6.	Results of Operations and Assets

(in billions of yen except per share data in yen)

	Year
Category	1999 (4/1/98 –3/31/99)	2000 (4/1/99 –3/31/00)	2001 (4/1/00 – 3/31/01)	2002 (4/1/01 – 3/31/02)	2003 (4/1/02 –3/31/03)
Operating revenue	359.2	624.6	575.8	269.1	102.6
Commissions	194.0	443.1	299.7	110.5
Net gain on trading	97.5	145.6	232.2	88.0
Property and equipment revenue				30.1	60.9
Rent revenue				15.7	30.7
Royalty on trademark				2.6	5.1
Ordinary income	45.0	303.3	244.1	68.1	10.7
Net income (loss)	(241.8)	144.1	131.5	(37.2)	(12.8)
Net income (loss) per share	(123.20)	73.44	67.01	(18.94)	(6.70)
Total Assets	12,055.9	11,718.4	12,204.9	2,023.9	2,121.1
Net Assets (Shareholders’ Equity)	1,242.8	1,367.3	1,526.6	1,441.6	1,342.0

Note 1 :    On October 1, 2001, the corporate separation date, the Company implemented corporate separation and the Company became a holding company. The results from April 1, 1999 to March 31, 2001 shown in the above table were the Company’s securities business activities and the results for the fiscal year ended March 2002 include the revenue related to the securities businesses until the corporation separation date, which is, in effect one-half year of results.

Note 2 :    This Business Report has been prepared in accordance with the revised Enforcement Regulations of Commercial Law pursuant to the provisions of Paragraph 2, Article 3 of the Supplement of the ministry ordinance regarding the Partial Amendments, to the Enforcement Regulations of Commercial Law (Ministry of Justice Ordinance, February 28, 2003, No.7).

Note 3 :    Net income (loss) per share is calculated based on the average number of shares outstanding during the fiscal years up through the fiscal year ended March 31, 2001. From the year ended March 31, 2002, it is calculated by using the average number of shares outstanding less the average number of shares held as treasury stock by the Company. The Company adopted “ Accounting Standard for Earning per Share “ (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002 ) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002 ) in the fiscal year ended March 31, 2003. Net loss per share for the fiscal year ended March 31, 2003 calculated under the previous method is 6.54 Yen.

The fiscal year ended March 1999 (from April 1, 1998 to March 31, 1999)

During the fiscal year ended March 1999, there was great instability in global capital markets, as evidenced by turmoil in the Asian markets and widening credit spreads triggered by the Russian financial crisis. The stock market remained bearish for most of the fiscal year ended March 1999, but the alleviation of concern over the Japanese financial system as a result of capital injections of public funds into Japanese banks and other factors brought up stock prices toward the end of the fiscal year. In the bond market, interest rates of government bonds continued to stay at historically low levels and the spreads between government and corporate bonds widened as investors were sensitive to credit and liquidity risk. Under such circumstances, the Company endeavored to offer products that fit customers’ needs, and its ordinary income for the fiscal year ended March 1999 was 45.0 billion yen. Also during this year, the Company determined that it would be in its best interest to provide financial assistance to Nomura Finance Co., Ltd. (“NFC”) in the amount of 348.0 billion yen, which was accounted for as a special loss in order for NFC to undergo a fundamental restructuring and to resolve its non-performing loan problem. As a result, the Company posted a net loss of 241.8 billion yen for the fiscal year ended March 1999.

The fiscal year ended March 2000 (from April 1, 1999 to March 31, 2000)

During the fiscal year ended March 2000, the international capital markets were basically stable due in large part to the continued economic growth of the United States and recovering Asian economies. In Japan, the stock market rose steadily throughout the fiscal year ended March 2000 as expectations of a recovery from the country’s recession relieved investors’ anxieties. The government’s pursuit of a zero interest rate policy and other government programs intended to stimulate the economy has generated increased confidence in the country’s fiscal outlook. Since the summer of 1999, the performance of Japan’s stock market has closely correlated with the market activities in the United States, primarily because of the rise in the value of technology related stocks. The market has shown a clear tendency to be polarized into two groups, technology shares and non-technology shares. In contrast, the bond market in Japan became temporarily sluggish due to supply and demand imbalance concerns. Generally, bond prices moved within a “box range” because of government policies to control long-term interest rates, such as maintaining a near zero interest rate environment and diversifying the maturities of government bonds. Under such circumstances, the Company endeavored to offer high quality advice, information and services and posted ordinary income of 303.3 billion yen.

The fiscal year ended March 2001 (from April 1,2000 to March 31, 2001)

During the fiscal year ended March 2001, there was a modest recovery in the Japanese economy from the beginning of the fiscal year to the autumn of 2000 triggered by expanded capital investment, however, further stagnation occurred afterwards, reflecting slowdowns in the U.S. and Asian economies, as well as a slowdown in IT-related demands and investment. Japan’s stock markets continued their sluggish performance since the beginning of the fiscal year, however, the Nikkei Stock Average rallied slightly toward the end of March 2001, as prospects improved for Japan’s fundamental restructuring to solve its bad loan problems. The bond markets declined temporarily caused by the lifting of the zero-interest rate policy in August 2000, but recovered steadily afterwards. From February to March 2001, due to the reduction of the official discount rate to 0.25%, the bond futures market rallied and achieved an all-time high. Regarding trading activities, the Company built an organization which provided the most efficient order execution services in the country. The Company’s customer-based business was unified on a global basis, and the unification led to higher order matching opportunities, especially with orders from overseas customers. As a result of the foregoing, the Company’s ordinary income amounted to 244.1 billion yen.

The fiscal year ended March 2002 (from April 1,2001 to March 31, 2002)

On October, 1 2001, the corporate separation date, the Company implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company. Operating revenue for the fiscal year ended March 2002 amounted to 269.1 billion yen. From this operating revenue, commissions amounted to 110.5 billion yen and net gain on trading amounted to 88.0 billion yen as revenues related to the securities businesses before corporation separation. Property and equipment revenue amounted to 30.1 billion yen, rent revenue amounted to 15.7 billion yen, and royalty on trademark amounted to 2.6 billion yen as revenues earned from subsidiaries, such as Nomura Securities Co., Ltd. after corporate separation. Operating expenses for the fiscal year ended March 2002 was 209.7 billion yen. As a result, ordinary income amounted to 68.1 billion yen, but net loss was 37.2 billion yen after accounting for non-operating and other items, mainly losses on the devaluation of investment securities due to decline in the stock market.

The fiscal year ended March 2003 (from April 1,2002 to March 31, 2003)

Please see “1. Progress and Achievement of Business Activities” and “2. Results of Operations” above.

II.    Business Combinations (as of March 31, 2003)

1.	Progress and Achievement of the Nomura Group’s Business Activities (Consolidated financial information under US GAAP)

(1)	Summary

During the fiscal year ended March 2003, the Japanese economy started with a recovery from stagnation supported by recovered U.S. business activity and good performance by Asian economies. However, the recovery power of domestic demand was weak. The Japanese economy remained in a landing after summer and waffled there until the year ended March 31, 2003. Although the stock market went up on expectations of an economic recovery at the beginning, it changed to a downtrend. There was a spate of negative factors, such as corporate accounting scandals in the U.S. in the summer, a deep public uncertainty from the bad loan problems of Japanese banks after the beginning of autumn, growing tensions in Iraq after the turn of the year, increase in the unwinding of cross–shareholdings and concerns about aggravation of supply-and-demand from the return of the company–paid portion of the employees pension fund. In this regard, major stock indices generally plunged to a new 20-year low at the end of the fiscal year ended March 31, 2003. On the other hand, there was continuous funding shifts from stock investments to bond investments and bond markets steadily rose through the fiscal year ended March 31, 2003. Yields on newly issued 10-year-government bonds remained below 1% on and after the end of the year 2002 and temporarily hit 0.6 % in March, 2003.

As a result of the foregoing, Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥566.3 billion and non-interest expenses of ¥ 518.9 billion for the year ended March 31, 2003. Income before income taxes and net income were ¥ 47.4 billion and ¥ 119.9 billion, respectively, for the year ended March 31, 2003.

Total assets were approximately ¥ 21.2 trillion and total shareholders’ equity was approximately ¥ 1.6 trillion at March 31, 2003. Nomura’s return on equity was 7.4% for the year ended March 31, 2003.

The accounts of the investee companies (“PFG” entities”) of the Principal Finance Group were included in the consolidated financial statements through March 27, 2002, the date such entities were contributed to a limited partnership in exchange for a limited partnership. PFG entities accounted for ¥ 459.1 billion of net revenues and ¥ 484.4 billion of non-interest related expenses for the year ended March 31, 2002.

(2)	Business Segments

1.	Operating Results of Domestic Retail

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥226,156	¥246,938
Net interest revenue	2,949	2,313

Net revenue	229,105	249,251
Non-interest expenses	208,621	213,562

Income before income taxes	¥20,484	¥35,689

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 9% to ¥249,251 million for the year ended March 31, 2003, mainly due to an increase in selling commissions from foreign currency bonds and medium term notes. Non-interest expenses increased by 2% to ¥213,562 million for the year ended March 31, 2003. As a result, income before income taxes increased by 74% to ¥35,689 million for the year ended March 31, 2003.

2.	Operating Results of Global Wholesale

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥385,430	¥196,675
Net interest revenue	54,505	101,794

Net revenue	439,935	298,469
Non-interest expenses	248,657	207,436

Income before income taxes	¥191,278	¥91,033

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and the revenue of Fixed Income increased substantially. However, due to continued adverse business circumstances, such as the stagnant Japanese equity markets, Equity and Investment Banking decreased their profits and in addition Merchant Banking recorded loss. As a result, Net revenue decreased by 32% to ¥298,469 million for the year ended March 31, 2003. Non-interest expenses decreased by 17% to ¥207,436 million for the year ended March 31, 2003. As a result, income before income taxes decreased by 52% to ¥91,033 million for the year ended March 31, 2003.

Fixed Income

Net revenue increased by 70% to ¥153,966 million for the year ended March 31, 2003, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds. Non-interest expenses increased by 15% to ¥76,759 million for the year ended March 31, 2003. As a result, income before income taxes increased by 222% from ¥24,014 million for the year ended March 31, 2002 to ¥77,207 million for the year ended March 31, 2003.

Equity

Net revenue decreased by 34% to ¥82,025 million for the year ended March 31, 2003, mainly due to a decrease in customers’ order-flow, such as block trading, resulting from the stagnant Japanese equity markets. Non-interest expenses decreased by 1% to ¥65,675 million for the year ended March 31, 2003. Income before income taxes decreased by 72% from ¥58,601 million for the year ended March 31, 2002 to ¥16,350 million for the year ended March 31, 2003.

Investment Banking and Merchant Banking

Net revenue decreased by 72% to ¥62,478 million for the year ended March 31, 2003. Non-interest expenses decreased by 44% to ¥65,002 million for the year ended March 31, 2003. As a result, loss before income taxes was ¥2,524 million for the year ended March 31, 2003 compared to income before income taxes was ¥108,663 million for the year ended March 31, 2002.

Net revenue for Investment Banking decreased by 22% to ¥69,125 million for the year ended March 31, 2003, partly due to a decrease in order-flow relating to Japanese equity markets, such as the decrease of initial public offerings deals in capital markets, although M&A deals increased. Non-interest expenses for Investment Banking decreased by 2% to ¥56,374 million for the year ended March 31, 2003. As a result, income before income taxes for Investment Banking decreased by 59% to ¥12,751 million for the year ended March 31, 2003.

Net revenue for Merchant Banking was ¥6,647 million loss for the year ended March 31, 2003, because funding costs have been charged for its assets in Europe, although there were profit on sales from proprietary investment deals for this period. Non-interest expenses for Merchant Banking decreased by 85% to ¥8,628 million for the year ended March 31, 2003. As a result, loss before income taxes was ¥15,275 million for the year ended March 31, 2003.

3.	Operating Results of Asset Management

	Millions of yen
	Year ended March 31,
	2002	2003
Non-interest revenue	¥46,840	¥34,828
Net interest revenue	367	2,232

Net revenue	47,207	37,060
Non-interest expenses	37,031	33,866

Income before income taxes	¥10,176	¥3,194

Net revenue decreased by 21% to ¥ 37,060 million for the year ended March 31, 2003, due to a decrease in asset management fees associated with changes in product characteristics of Nomura Bond Fund and a decrease in the outstanding balance of bond investment trusts. Non-interest expenses decreased by 9% to ¥ 33,866 million for the year ended March 31, 2003. As a result, income before income taxes decreased by 69% to ¥ 3,194 million for the year ended March 31, 2003.

4.	Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Loss before income taxes in Other decreased from ¥ 143,397 million for the year ended March 31, 2002 to ¥ 40,705 million for the year ended March 31, 2003.

We introduced certain methodologies to allocate Headquarters’ expenses to our three business segments effective April 1, 2002. We created Global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of Headquarters’ expenses which previously were not allocated to segments. Had we not applied the current allocation methodologies for the year ended March 31, 2003, income before income taxes for Domestic Retail, Global Wholesale and Asset Management would have been ¥ 42,758 million, ¥ 99,734 million and ¥ 3,883 million, respectively.

(3)	Financial Position

Total assets at March 31, 2003 were ¥21.2 trillion, up ¥3.4 trillion compared with March 31, 2002, reflecting an increase in trading-related assets. Total liabilities at March 31, 2003 were ¥19.5 trillion, up ¥3.4 trillion, compared with March 31, 2002, reflecting increase in trading-related liabilities. Trading-related balances (assets/liabilities) include trading assets and private equity investments, receivables under resale agreements and securities borrowed transactions, securities pledged as collateral, trading liabilities, payables under repurchase agreements and securities loaned transactions.

2.	Status of Major Subsidiaries

Name of Company	Location	Capital ( in millions )	Company’s Percentage of Voting Right		Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥10,000	100%		Securities
The Nomura Trust and Banking Co., Ltd.	Tokyo, Japan	¥30,000	100%		Banking & Trust
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥17,180	100%		Investment Trust Management & Investment Advice
The Nomura Fundnet Securities Co., Ltd.	Tokyo, Japan	¥5,600	100%		Securities
Nomura Principal Finance Co., Ltd.	Tokyo, Japan	¥8,935	100%		Investment & Financial
Nomura Babcock and Brown Co., Ltd.	Tokyo, Japan	¥1,000	100%		Leasing
Nomura Capital Investment Co., Ltd.	Tokyo, Japan	¥1,000	100%		Financial
Nomura Investor Relations Co., Ltd.	Tokyo, Japan	¥400	100%		Consulting
Nomura Business Services Co., Ltd.	Tokyo, Japan	¥300	100%		Office Work Service
Nomura Holding America Inc.	New York, U.S.	US$2,716.88	100%		Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$600	100	%*	Securities
Nomura Asset Capital Corporation	New York, U.S.	US$872.2	100	%*	Mortgage
The Capital Company of America, LLC	New York, U.S.	US$1,038.19	100	%*	Mortgage
Nomura Securities (Bermuda) Ltd.	Pembroke, Bermuda	US$202.09	100	%*	Securities
Nomura Derivative Products Inc.	New York, U.S.	US$200	100	%*	Financial
Nomura Europe Holdings plc	London, U.K.	¥164,921	100%		Holding Company
Nomura International plc	London, U.K.	£668.62	100	%*	Securities
Nomura Bank International plc	London, U.K.	£170	100	%*	Financial
Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ120	100	%*	Securities/Financial
Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro74.14	100	%*	Securities/Financial
Banque Nomura France	Paris, France	Euro22.88	100	%*	Securities/Financial
Nomura Global Funding plc	London, U.K.	¥22,119	100%		Financial
Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro56.53	100	%*	Financial
Nomura Principal Investment plc	London, U.K.	£401.82	100%		Investment Company
Nomura Asia Holding N.V.	Amsterdam, The Netherlands	¥45,922	100%		Holding Company
Nomura International (Hong Kong) Limited	Hong Kong	¥23,998	100	%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$103	100	%*	Securities/Financial
Nomura Investment Banking (Middle East) E.C.	Manama, Bahrain	US$25	100	%*	Securities/Financial

Note 1:	“Capital” is stated in the functional currency of each subsidiary. Percentages with “*” in the “Company’s Percentage of Voting Right” column include voting rights from indirect holding shares.

Note 2:

The total number of subsidiaries became four hundred and thirty five, mainly as a result of increase of subsidiaries of Nomura Principal Finance Co., Ltd. Of these subsidiaries, three hundred and twenty two subsidiaries principally from Nomura Babcock and Brown Co., Ltd.(“NBB”) which operate in the leasing business primarily as anonymous associations, are precluded from the scope of consolidation, mainly because NBB does not benefit from or is not liable for the assets owned and profits and losses generated by these associations. As a result, the total number of consolidated subsidiaries is one hundred and thirteen at the end of March 2003. The total number of affiliates to which the equity method of accounting was applied became thirteen at the end of March 2003.

Note 3:	Nomura Europe plc changed the corporation name to Nomura Principal Investment plc.

3.	Condensed Consolidated Financial Information ( U.S. GAAP)

(1)	Condensed Consolidated Income Statement Information

(Millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2003
Revenue:
Commissions	140,001	141,640
Fees from investment banking	75,255	81,847
Asset management and portfolio service fees	109,985	79,290
Net gain on trading	162,228	172,308
Interest and dividends	500,541	401,924
Loss on investments in equity securities	(55,860)	(41,288)
Gain from changes in equity of an affiliated company	3,504	—
PFG entities product sales	294,931	—
PFG entities rental income	177,053	—
Gain on sales of PFG entities	116,324	—
Gain (loss) on private equity investments	232,472	(14,391)
Other	68,965	19,589

Total revenue	1,825,399	840,919

Interest expense	504,048	274,645

Net revenue	1,321,351	566,274

Non-interest expenses:
Non-interest expenses	835,979	518,865
PFG entities cost of goods sold and expenses associated with rental income	312,400	—

Total non-interest expenses	1,148,379	518,865

Income before income taxes	172,972	47,409

Income tax expense	4,926	37,295

Income before cumulative effect of accounting change	168,046	10,114

Cumulative effect of accounting change	—	109,799

Net income	168,046	119,913

( Per share data )		(Yen	)

	Year ended March 31, 2002	Year ended March 31, 2003
Diluted net income per share	85.32	61.26

(2)	Condensed Consolidated Balance Sheet Information

(Millions of yen)

	March 31, 2002	March 31, 2003
Assets
Cash and cash deposits	775,734	955,509
Loans and receivables	10,690,291	13,100,242
Trading assets and private equity investments	4,877,257	5,926,700
Other assets	1,414,991	1,186,995

Total assets	17,758,273	21,169,446

Liabilities and shareholders’ equity
Payables, borrowings and deposits	11,186,588	13,271,262
Trading liabilities	2,693,746	3,888,720
Long-term borrowings	1,754,854	1,955,437
Other liabilities	518,156	411,699

Total liabilities	16,153,344	19,527,118

Total shareholders’ equity	1,604,929	1,642,328

Total liabilities and shareholders’ equity	17,758,273	21,169,446

( Per share data )		(Yen	)

	March 31, 2002	March 31, 2003
Book value per share	816.48	846.40

Note :    The Company listed its American Depositary Shares (“ADS”) on the New York Stock Exchange in December 2001 and the consolidated financial information has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America.

III.    Overview of the Company (as of March 31, 2003)

1.	Major Business Activities

The Company engages in controlling and managing the business activities of subsidiaries by holding equity in subsidiaries which provide investment and financial services in their core securities businesses.

2.	Offices

Head office : 9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

3.	Common Stocks

(1)	Total Number of Authorized Shares: 6,000,000,000

(2)	Total Number of Issued Shares: 1,965,919,860

(3)	Number of Shareholders: 195,714

(4)	Major Shareholders (Top 10)

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right		Amount of Investment in the Shareholder
	(in thousand shares)	(%)	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	125,541	6.51	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	103,758	5.38	—	—
Sumitomo Mitsui Banking Corporation	65,721	3.41	—	—
The Chase Manhattan Bank N.A. London	57,295	2.97	—	—
State Street Bank and Trust Company	45,427	2.36	—	—
Resona Bank, Ltd	44,604	2.31	—	—
Euroclear Bank S.A.N.V.	42,206	2.19	—	—
UFJ Trust Bank Limited (Trust Account A)	34,898	1.81	—	—
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	28,171	1.46	—	—
Nippon Life Insurance Company	27,153	1.41	—	—

4.	Acquisition, disposal and holding of treasury stock

(1)	Balance at beginning of year

Common stock                                 246,075 shares

(2)	Acquisition

1)	Acquisition pursuant to the provisions of Paragraph 1, Article 210 of the Commercial Code of Japan

Common stock                                 21,936,000 shares

Total acquisition amount                 29,289,717 thousand yen

2)	Acquisition of fractional shares

Common stock                                 2,618,864 shares

Total acquisition amount                 3,706,125 thousand yen

(3)	Balance at end of year

Common stock                                 24,800,939 shares

5.	Employees

		Number of Employees (Comparison with previous term)	Average Age (years / months)	Average Number of Years of Employment (years / months)
Type of Employee	Professional	21 ( + 1 )	42 / 6	1 / 3
	Clerical	2 ( - )	48 / 3	1 / 5
	Contract Staff	1 ( - )	50 / 11	1 / 5
	Total	24 ( + 1 )	43 / 4	1 / 3

6.	Major Lenders

Lender	Type of Loan	Loan Amount	Number and Voting Right Percentage of Company’s Shares, which the Lender Owns
		(Millions of yen)	(in thousand shares)	(%)
Sumitomo Mitsui Banking Corporation	Long-term loan	70,000	65,721	3.41
The Bank of Tokyo-Mitsubishi, Limited	Long-term loan	50,000	—	—
Mizuho Corporate Bank, Ltd.	Long-term loan	50,000	—	—
UFJ Bank Limited	Long-term loan	35,000	—	—
Resona Bank Ltd.	Long-term loan	30,000	44,604	2.31
UFJ Trust Bank Limited	Long-term loan	15,000	3	0.00
The Norinchukin Bank	Long-term loan	20,000	1,650	0.09
The Dai-ichi Mutual Life Insurance Company	Long-term loan	60,000	13,184	0.68
Nippon Life Insurance Company	Long-term loan	30,000	27,153	1.41
The Yasuda Mutual Life Insurance Company	Long-term loan	21,000	—	—
Nomura Europe Finance N.V.	Short-term loan	100,000	—	—

Note :    The long-term loan due to Resona Bank Ltd. was originally borrowed from the former The Daiwa Bank, Limited.

7.	Directors and Statutory Auditors

Position	Name	Responsibilities
President and Chief Executive Officer (Representative Director)	Junichi Ujiie	Chief Executive Officer
Executive Vice President (Representative Director)	Nobuyuki Koga	Chief Operating Officer
Director	Hiroshi Toda
Director	Kazutoshi Inano
Director	Takashi Tsutsui
Director	Takashi Yanagiya
Director	Kenichi Watanabe	Tax Management Department
Director	Masanori Itatani	General Affairs Department
Director	Hitoshi Tada	Ethics & Discipline Department
Director	Masaharu Shibata	Chairman & CEO of NGK Insulators, Ltd.
Director	Hideaki Kubori	Chairman of Hibiya Park Law Offices
Statutory Auditor (full-time)	Hironobu Goto
Statutory Auditor (full-time)	Munetsugu Wakamatsu
Statutory Auditor	Fumihide Nomura	President of Nomura Shokusan Co., Ltd.
Statutory Auditor	Haruo Tsuji	Corporate Advisor of Sharp Corporation

Note 1:	Among the directors, Masaharu Shibata and Hideaki Kubori are the outside directors, as prescribed by Article 188 Paragraph 2 item 7-2 of the Commercial Code of Japan.

Note 2:

Among the statutory auditors, Fumihide Nomura and Haruo Tsuji are the outside auditors, as provided for in Paragraph 1 of Article 18 of the “Law for Special Exceptions to the Commercial Code with respect to Audits etc. of Kabushiki-Kaisha.”

Note 3:	Hitoshi Tada, who was a Director, resigned on March 31, 2003.

Note 4:	Changes in directors on and after April 1, 2003 are as follows.

Changes with posts of directors effective from April 1, 2003
(Title in parenthesis refers to positions before changes.)

	Chairman	Junichi Ujiie (President and Chief Executive Officer)
	President and Chief Executive Officer	Nobuyuki Koga (Executive Vice President)
	Executive Vice President	Hiroshi Toda (Director)
	Executive Vice President	Kazutoshi Inano (Director)

8.	Stock Acquisition Rights

Stock acquisition rights currently issued

(1)	Subscription warrants pursuant to the provisions of Paragraph 1, Article 280-19 of the Commercial Code of Japan (before revision)

Subscription warrant—Bond with Subscription Warrant No.1

Subscription rights outstanding	2,625 million yen

Type of share	Common stock

Issue price of stock	2,305 Yen

(2)	Stock acquisition rights pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan

Number of stock acquisition rights	2,227

Type of share and number of shares	Common stock / 2,227,000 shares

Issue price of stock	1,807 Yen

Details of stock acquisition rights issued with especially favorable terms to persons other than shareholders during the year ended March 31, 2003

(1)	Number of the stock acquisition rights issued

2,227 (1,000 shares per stock acquisition right)

(2)	Type and number of shares under stock acquisition rights

Common stock / 2,227,000 shares

(3)	Issue price of stock acquisition right

0 Yen

(4)	Amount to be paid upon exercising the stock acquisition right

1,807,000 Yen

(5)	Exercise period of stock acquisition rights

From July 1, 2004 to June 30, 2009

(6)	Conditions to exercise stock acquisition rights

1.    Not to be partial exercise of one stock acquisition right

2.    For a person to whom stock acquisition rights have been given (the “Optionee”), to satisfy all of the following conditions

i)	The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in cases the Optionee loses such a position by either of the following situations:

a)	Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	Any other reason similar to a).

iii)	Regarding the successors of the Optionee, the Optionee must have satisfied both the conditions of 2. i) and ii) above immediately prior to the occurrence of succession.

(7)	Cancellation events and conditions of stock acquisition rights

In the event that the Company has acquired stock acquisition rights, the Company may, at any time, cancel the stock acquisition rights without any compensation.

(8)	Details of favorable terms

Stock subscription rights have been issued in gratis to the directors and employees of the Company and its subsidiaries.

(9)	Name of persons who received allotments and the number of stock subscription rights

1)	Directors of the Company

Name	Number	Name	Number	Name	Number
Junichi Ujiie	80	Takashi Tsutsui	30	Hitoshi Tada	15
Nobuyuki Koga	40	Takashi Yanagiya	30	Masaharu Shibata	15
Hiroshi Toda	30	Kenichi Watanabe	30	Hideaki Kubori	15
Kazutoshi Inano	30	Masanori Itatani	20
				Total 11	335

2)	Statutory Auditors of the Company

Name	Number	Name	Number
Hironobu Goto	10	Fumihide Nomura	10
Munetsugu Wakamatsu	10	Haruo Tsuji	10
		Total 4	40

3)	Directors of the Company’s Subsidiaries

Name of Subsidiary	Name	Number	Name of Subsidiary	Name	Number
The Nomura Fundnet Securities Co., Ltd.	Osamu Muramatsu	15	Nomura Babcock & Brown Co., Ltd.	Akira Kuroda	10
Nomura Asset Management Co., Ltd.	Toshio Ando	20	Nomura Babcock & Brown Co., Ltd.	Nobuyuki Wataki	7
Nomura Asset Management Co., Ltd.	Hisaaki Hino	15	Nomura Business Services Co., Ltd.	Yasuo Kawamoto	15
Nomura Asset Management Co., Ltd.	Akio Nakaniwa	15	Nomura Funds Research and Technologies Co., Ltd.	Yusaku Sakaguchi	15
Nomura Asset Management Co., Ltd.	Takanori Shimizu	12	Nomura Investor Relations Co., Ltd.	Akira Tsuda	15
Nomura Asset Management Co., Ltd.	Masato Tanaka	12	Nomura Investor Relations Co., Ltd.	Masaharu Koike	15
Nomura Asset Management Co., Ltd.	Toshio Miura	12	Nomura Investor Relations Co., Ltd.	Hiroshi Inoue	12
Nomura Babcock & Brown Co., Ltd.	Masatake Aida	10	Nomura Investor Relations Co., Ltd.	Miyoshi Fukamachi	7

Name of Subsidiary	Name	Number	Name of Subsidiary	Name	Number
Nomura Principal Finance Co., Ltd.	Akira Osawa	7	Nomura Securities Co., Ltd.	Yoshimitsu Oura	15
The Nomura Trust & Banking Co., Ltd.	Nobuyuki Shigemune	15	Nomura Securities Co., Ltd.	Yusuke Yamada	15
The Nomura Trust & Banking Co., Ltd.	Takamichi Arata	12	Nomura Securities Co., Ltd.	Kenichi Fukuhara	15
The Nomura Trust & Banking Co., Ltd.	Tomozo Uemura	10	Nomura Securities Co., Ltd.	Yasuaki Fukui	15
The Nomura Trust & Banking Co., Ltd.	Katsutoshi Kato	7	Nomura Securities Co., Ltd.	Kenichi Yunoki	15
The Nomura Trust & Banking Co., Ltd.	Mikihisa Fujiki	7	Nomura Securities Co., Ltd.	Yasuo Agemura	15
Nomura Asset Properties Co., Ltd.	Mitsunori Minamio	4	Nomura Securities Co., Ltd.	Atsushi Yoshikawa	15
Nomura Asset Properties Co., Ltd.	Seiichiro Tsubakiya	3	Nomura Securities Co., Ltd.	Nobuto Nakahari	15
Nomura Asset Management Research Institute Ltd.	Yasuo Takebayashi	6	Nomura Securities Co., Ltd.	Akihiko Nakamura	15
Nomura Securities Co., Ltd.	Kamezo Nakai	20	Nomura Securities Co., Ltd.	Yuki Takahashi	15
Nomura Securities Co., Ltd.	Takumi Shibata	20	Nomura Securities Co., Ltd.	Kazuo Okizaki	15
Nomura Securities Co., Ltd.	Hiromi Yamaji	20	Nomura Securities Co., Ltd.	Isao Shirai	15
Nomura Securities Co., Ltd.	Manabu Matsumoto	20	Nomura Securities Co., Ltd.	Kenichi Shinbashi	15
Nomura Securities Co., Ltd.	Yoshifumi Kawabata	20	Nomura Securities Co., Ltd.	Shigeyuki Kurokawa	15
Nomura Securities Co., Ltd.	Shogo Sakaguchi	20	Nomura Securities Co., Ltd.	Hideyuki Takahashi	15
Nomura Securities Co., Ltd.	Satoru Ito	15	Nomura Securities Co., Ltd.	Hiroshi Tanaka	15
Nomura Securities Co., Ltd.	Makoto Sonobe	15	Nomura BlackRock Asset Management Co., Ltd.	Haruo Miyako	12
				Total 50	680

4)	Statutory auditors of the Company’s Subsidiaries

Name of subsidiary	Name	Number	Name of subsidiary	Name	Number
Nomura Asset Management Co., Ltd.	Shozo Kumano	6	The Nomura Trust & Banking Co., Ltd.	Tsukasa Tanaka	5
Nomura Asset Management Co., Ltd.	Shinzo Katada	6	Nomura Asset Properties Co., Ltd.	Taketsugu Harada	3
Nomura Asset Management Co., Ltd.	Takashi Harino	6	Nomura Securities Co., Ltd.	Takashi Fujita	10
Nomura Business Services Co., Ltd.	Heiji Endo	5	Nomura Securities Co., Ltd.	Shigeru Hirota	10
The Nomura Trust & Banking Co., Ltd.	Toshiaki Matsumoto	5
				Total 9	56

5)	Employees of the Company’s Subsidiaries

Name of subsidiary	Name	Number	Name of subsidiary	Name	Number
Nomura Asset Management Co., Ltd.	Yukio Suzuki	12	Nomura Asset Management Co., Ltd.	Shigeru Fujinuma	8
Nomura Asset Management Co., Ltd.	Takahide Mizuno	12	Nomura Asset Management Co., Ltd.	Hirokatsu Ogawa	8
Nomura Asset Management Co., Ltd.	Yuji Miyachi	8	Nomura Asset Management Co., Ltd.	Kenji Dobashi	8
Nomura Asset Management Co., Ltd.	Masami Kitaoka	8	Nomura Asset Management Co., Ltd.	Eiichiro Tabuchi	8
Nomura Asset Management Co., Ltd.	Norio Kinoshita	8	Nomura Asset Management Co., Ltd.	Kazuhiro Okada	8
Nomura Asset Management Co., Ltd.	Toshiki Sada	8	Nomura Securities Co., Ltd.	Eiichi Machida	10
Nomura Asset Management Co., Ltd.	Kazuhiro Yamashita	8		367 other employees	1,002
				Total 380	1,116

IV.    Subsequent Events

There are no material subsequent events.

Note 1:

This Business Report has been prepared in accordance with the revised Enforcement Regulations of Commercial Law pursuant to the provisions of Paragraph 2, Article 3 of the Supplement of the ministry ordinance regarding the Partial Amendments, to the Enforcement Regulations of Commercial Law (Ministry of Justice Ordinance, February 28, 2003, No.7).

Note 2:	Amounts and numbers of shares presented in this Business Report have been truncated. However, in the section of “II. Business Combinations”, amounts have been rounded off.

Non-Consolidated Balance Sheet ( As of March 31, 2003)

(Millions of yen)

ASSETS			LIABILITIES
Current Assets	652,450	Current Liabilities	256,253
Cash and time deposits	11,239	Short-term borrowings	101,500
Short-term loans receivable	578,420	Cash collateral received	131,677
Deferred tax assets	9,260	Accrued income taxes	1,596
Other current assets	54,242	Other current liabilities	21,479
Allowance for doubtful accounts	(712)
		Long-term Liabilities	522,824
Fixed Assets	1,468,663	Bonds payable	122,631
Tangible fixed assets	43,518	Long-term borrowings	399,500
Buildings	14,341	Other long-term liabilities	693
Furniture & fixtures	19,443
Land	9,732	TOTAL LIABILITIES	779,077
		SHAREHOLDERS' EQUITY
Intangible assets	66,494
Software	66,493	Common stock	182,799
Others	0	Capital reserves	112,504
		Additional paid-in capital	112,504
Investments and others	1,358,650	Earned surplus	1,065,929
Investment securities	176,186	Earned surplus reserve	81,858
Investment in subsidiaries and affiliates	1,049,834	Voluntary reserve	990,041
Long-term guarantee deposits	54,187	Reserve for specified fixed assets	41
Deferred tax assets	61,326	General reserve	990,000
Other investments	17,117	Unappropriated accumulated deficit	5,969
Allowance for doubtful accounts	(1)	Net unrealized gain on investments	14,211
		Treasury stock	(33,409)
		TOTAL SHAREHOLDERS' EQUITY	1,342,035
TOTAL ASSETS	2,121,113	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,121,113

Non-Consolidated Statement of Income (April 1, 2002 – March 31, 2003)

(Millions of yen)

	Fiscal Year Ended March 31, 2003
Operating revenue		102,633
Property and equipment revenue	60,901
Rent revenue	30,796
Royalty on trademark	5,177
Other	5,355
Interest and dividend income	403
Operating expenses		92,596
Compensation and benefits	605
Rental and maintenance	34,151
Data processing and office supplies	21,844
Depreciation and amortization	24,080
Other	8,256
Interest expenses	3,657

Operating income		10,036

Non-operating income		3,824
Non-operating expenses		3,119

Ordinary income		10,742

Special profits		16,498
Profit on sales of investment securities	16,498
Special losses		44,773
Loss on sales of investment securities	3,389
Mark-down on investment securities	33,487
Mark-down on investment in subsidiaries	7,896

Loss before income taxes		17,531

Income taxes—current		(39,527)
Income taxes—deferred		34,821

Net loss		12,825

Unappropriated retained earnings brought forward		6,855

Unappropriated accumulated deficit		5,969

Notes

The non-consolidated balance sheet and statement of income of the Company have been prepared in accordance with the revised Enforcement Regulations of Commercial Law pursuant to the provisions of Paragraph 2, Article 3 of the Supplement of the ministry ordinance regarding the Partial Amendments, to the Enforcement Regulations of Commercial Law (Ministry of Justice Ordinance, February 28, 2003, No.7).

The yen amounts shown therein have been truncated at millions.

[Significant Accounting Policies]

1.	Bases and methods of valuation for securities

(1)	Other securities

(i) Securities with market value

Recorded at market value. The difference between the cost using the moving average method or amortized cost and market value is recorded as “net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

(ii) Securities without market value	Recordedat cost using the moving average method or amortized cost.

(2)	Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.

2.	Depreciation/amortization method of fixed assets

Tangible fixed assets:	The declining balance method applies except for buildings acquired on or after April 1, 1998 (excluding building fixtures) to which the straight line method is applied.

Intangible fixed assets and other investments:	The straight line method applies. Software is amortized over the estimated useful lives to the Company.

3.	Translation of assets and liabilities denominated in foreign currencies into yen

Foreign currency assets and liabilities are translated at exchange rates in effect at the respective period ends and the resulting translation gains or losses are currently credited or charged to income.

4.	Allowance for doubtful accounts

To provide mainly for bad loans, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectible amount calculated using its historical credit loss ratios or a reasonable estimate based on financial evaluation of individual borrowers.

5.	Leasing transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6.	Hedging activities

Hedge accounting is applied to the hedging instruments to hedge the interest risk on convertible bonds that the Company issued. The mark-to-market profits and losses on the hedging instruments are principally deferred as assets or liabilities until the profit or loss on the hedged item is recognized in the statement of income.

7.	Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.

8.	Application of consolidated tax return system

The Company adopted the consolidated tax return system from the year ended March 31, 2003.

[Notes to the Balance Sheet]

9. Short-term receivables from subsidiaries:	¥ 627,481 million

Short-term payables to subsidiaries:	¥ 234,117 million

10. Accumulated depreciation on tangible fixed assets:	¥ 63,010 million

11.	In addition to the fixed assets on the balance sheet, the Company uses computers and personal computers under operating lease contracts.

12.	Securities deposited

The Company loaned investment securities with a market value of ¥130,276 million based on consumption loan contracts.

13. Financial guarantee	¥ 1,562,830 million

Set forth below is a summary of the Company’s guarantee obligations:

Bonds/medium-term notes, Commercial paper	¥ 1,487,892 million

Swap transactions, etc.	¥ 74,938 million

14.	Amounts to be excluded from distributable profits

The amount that was excluded from the calculation of distributable profits as of March 31, 2003 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was ¥14,211 million.

[Notes to Statement of Income]

15. Operating revenue from subsidiaries	¥101,906 million

Operating expenses to subsidiaries	¥ 3,792 million

Non-operating transactions with subsidiaries	¥ 1,233 million

16.	“Property and equipment revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software

17.	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.

18.	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.

19.	“Other” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.

20.	The expense items, which had been breakdown of selling, general and administrative expenses in the previous year, are reclassified to breakdown of operating expenses to represent the results of the holding company more explicitly.

21.	Net loss per share 6.70 Yen

The Company adopted “ Accounting Standard for Earning per Share “ (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002 ) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002 ) from the year ended March 31, 2003. Net loss per share for the year ended March 31, 2003 calculated under the previous method is 6.54 Yen.

The Proposal for Appropriation of Non-Consolidated Retained Earnings

For the fiscal year ended March 31, 2003

(Yen)

Unappropriated accumulated deficit		5,969,938,669
Reversal of voluntary reserves		40,003,389,044
Reversal of general reserve	40,000,000,000
Reversal of reserve for specified fixed assets	3,389,044

Total		34,033,450,375

The amount above will be appropriated as below.
Appropriation:
Cash dividends	29,116,783,815
( 15.00 yen per share )
Directors' bonuses	310,000,000	29,426,783,815

Unappropriated retained earnings to be carried forward		4,606,666,560

Report of Independent Accountants

May 8, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors of Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the financial statements, including the non-consolidated balance sheet, the non-consolidated statement of income, the business report (accounting portion only, except disclosures in Business Combinations for 98th fiscal period), the proposal for appropriation of non-consolidated retained earnings, and the supplementary financial schedules (accounting portion only) of Nomura Holdings, Inc. (the “Company”), applicable to its 99th fiscal period from April 1, 2002 to March 31, 2003, as required by Article 2 of the “Law for Special Exceptions to the Commercial Code with respect to Audits, etc., of Kabushiki Kaisha.” The accounting portions of the business report and the supplementary schedules which we audited were based on financial data derived from the accounting records of the Company. These financial statements and the supplementary financial schedules are the responsibility of the Company’s management and our responsibility is to express an opinion on these financial statements and the supplementary financial schedules based on our audit.

Our audit was made in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary financial schedules and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the supplementary financial schedules presentation. We believe that our audit provides a reasonable basis for our opinion. The audit procedures also included procedures for subsidiaries which we considered necessary.

In our opinion,

(1)	The non-consolidated balance sheet and the non-consolidated statement of income present fairly the status of the assets and profit and loss of the Company in conformity with the applicable laws and ordinances, and the Articles of Incorporation of the Company.

(2)	The business report (accounting portion only, except disclosures in Business Combinations for 98th fiscal period) presents fairly the status of the Company in conformity with the applicable laws and ordinances, and the Articles of Incorporation of the Company;

(3)	The proposal for appropriation of non-consolidated retained earnings has been prepared in conformity with the applicable laws and ordinances, and the Articles of Incorporation of the Company; and

(4)	There are no matters that the auditors are required to disclose with respect to the supplementary financial schedules (accounting portion only) in accordance with the provisions of the Commercial Code.

We have no interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

Report of the Board of Statutory Auditors

REPORT OF THE BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors of Nomura Holdings, Inc. (the “Company”), to which each auditor reported the method and result of their audit, in connection with the execution by the Directors of the Company of their duties during the 99th fiscal year (from April 1, 2002 to March 31, 2003), and upon consultation among auditors, hereby makes and submits this Audit Report as follows:

1.	OUTLINE OF THE AUDITING METHOD USED BY THE STATUTORY AUDITORS

In accordance with the auditing principles and assignment of responsibilities decided by the Board of Statutory Auditors, each Statutory Auditor attended meetings of the Board of Directors and other important meetings; heard reports from the Directors and others on the Company’s business; reviewed documents authorizing corporate actions and other important documents; investigated the conditions of the business and the assets of the Company; and with respect to the Company’s subsidiaries requested reports on their businesses as necessary and investigated their conditions of their business and the assets. In addition, we heard the report and explanation from the Company’s independent accountants and examined the Company’s financial statements and supplementary schedules.

With respect to certain other matters, including: (i) any transactions by Directors on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director are contrary to or conflict with the interests of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof.

We, in addition to the above mentioned auditing method, requested reports on such transactions from the Directors and others as necessary, and investigated thoroughly the situation surrounding any such transactions.

2.	RESULT OF THE AUDIT

(1)    We acknowledge that both the method and result of the audit by Shin Nihon & Co., the Company’s independent accountants, are appropriate.

(2)    We acknowledge that the business report presents fairly the Company’s conditions in conformity with applicable laws and regulations of Japan and the Articles of Incorporation of the Company (the “Articles of Incorporation”).

(3)    We have nothing to point out, in light of the conditions of the business and the assets of the Company and other circumstances, with respect to the proposal concerning the appropriations of retained earnings.

(4)    We acknowledge that the supplementary schedules present fairly the matters that are required to be included therein and we have nothing to point out with respect thereto.

(5)    We acknowledge that there are no material facts concerning unjust action by any Director or violation by any Director, in the execution of his duties, of the laws and regulations of Japan or the Articles of Incorporation.

In addition, we acknowledge that there is no failure by the Directors in the execution of their duties in connection with: (i) any transactions by Directors on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: (ii) transactions in which the interests of any Director are contrary to or conflict with the interests of the Company: (iii) the gratuitous grant of benefits to others by the Company: (iv) unusual transactions between the Company and its subsidiaries or shareholders: and (v) acquisitions by the Company of its own shares and dispositions thereof. We have nothing to point out with respect to the execution by the Directors of their duties in connection with the subsidiaries of the Company.

May 14, 2003

THE BOARD OF STATUTORY AUDITORS OF

NOMURA HOLDINGS, INC.

Auditor (full-time): Hironobu Goto

Auditor (full-time): Munetsugu Wakamatsu

Auditor:                    Fumihide Nomura

Auditor:                    Haruo Tsuji

Note:	Messrs. Fumihide Nomura and Haruo Tsuji are outside statutory auditors as defined in Paragraph 1 of Article 18 of the “Law for Special Exceptions to the Commercial Code with respect to Audits etc. of Kabushiki-Kaisha.”